UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

	NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-54987

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q	CUSIP NUMBER
	☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR	86271N 10 0

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Strategic Environmental & Energy Resources, Inc.

Full Name of Registrant

Former Name if Applicable

370 Interlocken Blvd.

Suite 680

Address of Principal Executive Office (Street and Number)

Broomfield, CO 80021

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Strategic Environmental & Energy Resources, Inc. (the “Company”) and its independent registered public accounting firm, require additional time to complete the audit of the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024, in accordance with the standards of the Public Company Accounting Oversight Board. Our registered public accounting firm was unable to complete its audit procedures and complete its supporting documentation as of the date of this filing. We expect our audit to be complete, and our auditors to render its opinion by June 15, 2025 and the Form 10K for the year ended December 31, 2024 to be filed on that date. The delays are due to limited accounting and finance staff of the Company, and limited resources to maintain a reasonable payable with our auditors, and the completion of the 2024 audit further delayed due to the amount owed to the audit firm. The delay in the audit also created delay in filing the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025.

The Company fully expects to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 on June 20, 2025. The Company does not expect any changes to previously reported financial results.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J John Combs III	(720)	460-3522
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Strategic Environmental & Energy Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By	/s/ J John Combs III
J John Combs III
Chief Executive Officer, Secretary
(Executive Officer)